ModVans Inc 665 Spice Islands Drive Suite 102 Sparks, NV 89431 June 13, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Bradley Ecker Division of Corporation Finance, Office of Manufacturing

Re:	ModVans Inc. (the “Company”) Subscription Agreement of the Company to be Amended File No. 024-12333

Dear Mr. Ecker:

This letter is in response to a conversation you had with our Securities Counsel, Frederick M. Lehrer, P. A., on June 13, 2025. Please be advised that we will be amending our subscription agreement to include the following language:

6.1 This Subscription Agreement, and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims), shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles.

6.2 The undersigned irrevocably agrees that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Subscription Agreement or the transactions contemplated hereby, shall be brought exclusively in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware), and the undersigned hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that the undersigned may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum.

6.3 The forum selection provisions set forth in Sections 6.1 and 6.2 shall not apply to claims brought under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, for which there is exclusive or concurrent federal jurisdiction.

Sincerely,

/s/ P.J. Tezza

P.J. Tezza
CEO, ModVans Inc.